EXhibit 99.02 - News Release 06/05/2002


DataMEG Corp. Unveils Product Portfolio of Its Wholly Owned Subsidiary, North Electric Company, Inc. - NECI - WEDNESDAY, JUNE 05, 2002 11:00 AM - BusinessWire

ATLANTA, Jun 5, 2002 -- DataMeg Corp. (OTCBB:DTMG) today released the first public descriptions of their Next Generation Network Assurance, "NGNA", product portfolio provided by their wholly owned subsidiary, North Electric Company, Inc. (NECI). This announcement includes the introduction of the initial product in the "NGNA" portfolio, the NETMapper-M platform for monitoring MPLS networks, which will be available late this year. Information about the "NGNA" Concept and portfolio products is available on the NECI web site at www.northelectriccompany.com

The "NGNA" portfolio comprises concepts and products realized by means of the intellectual property acquired through DataMEG's recently finalized merger with NECI.

"We are very pleased and excited to be launching our 'NGNA' product portfolio under the DataMEG Corp. banner concurrent with SUPERCOM 2002 trade show," said Rex Hester, Chairman and CEO of NECI. "This is a great opportunity to kick off the next phase of the DataMEG Corp. business plan and broaden the scope of our interaction with the public network carriers who comprise our target market. Everyone who's anybody in the telecom business is at SUPERCOMM, and we can't wait to show them our product portfolio and the business value they will achieve from our solutions."

DataMeg Corp. (OTCBB:DTMG), is a development stage technology company focused on developing new technologies, software applications and products primarily serving the telecommunications sector. North Electric Company, Inc. (NECI), a wholly owned subsidiary of DataMEG Corp. is next generation network assurance company focused on providing solutions for monitoring, testing and fault isolation for next generation Softswitch and MPLS based IP and optical transport networks. NECI's innovative products enable service providers to ensure optimal network performance to meet service level agreements through integrative system solutions.

For more information, please visit the Web sites of DataMEG Corp and NECI at www.datameg.com and/ or www.northelectriccompany.com

Contact Carla Erickson, Public Relations for DataMEG Corp./NECI-919/341-6000 and/ or Richard Kaiser, Yes International, for Investor Relations at 800/631-8127.

The statements made in this press release, which are not historical facts, contain certain forward-looking statements concerning potential developments affecting the business, prospects, financial condition and other aspects of the company to which this release pertains. Actual results of the company's operations generally may differ materially from what is projected in such forward-looking statements. Although such statements are based upon the best judgments of management of the company as of the date of this release, significant deviations in magnitude, timing and other factors may result from business risks and uncertainties, including, without limitation, the company's dependence on third parties, general market and other factors, many of which are beyond the control of the company.

CONTACT:           DataMEG Corp./NECI